Exhibit 99.1

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 30 September 2004 that on the same day the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 9,617 Ordinary Shares at a price of 98.75 pence per share.

Following the disposal, 54,978,672 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Kevin Loosemore, Charles Herlinger, Lord Robertson of Port Ellen and George Battersby (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.